Exhibit 24(b)4(d)

Enhanced Liquidity Option Rider

Minnesota Life Insurance Company

[Annuity Services ● A1-9999] ● [400 Robert Street North ● St. Paul, Minnesota 55101-2098]

[1-800-362-3141] ● [Fax 651-665-7942] ● [securian.com]

This rider is attached to and made part of this contract as of the Rider Effective Date. Terms not defined in this rider have the meaning given to them in the contract to which this rider is attached.    To the extent any of the provisions contained in this rider are contrary to or inconsistent with those of the contract, the provisions of this rider will control.

THIS RIDER CONTAINS A BENEFIT TO WAIVE DEFERRED SALES CHARGES.

THIS BENEFIT WILL TERMINATE UPON ASSIGNMENT OF THE CONTRACT OR A CHANGE IN OWNER UNLESS THE NEW ASSIGNEE OR OWNER MEETS THE QUALIFICATIONS SPECIFIED IN THE TERMINATION PROVISION.

Your contract is amended as follows:

Rider Specifications

Rider Effective Date:	[January 1, 2020]

Annual Rider Charge:	[0.35%]

Enhanced Liquidity Option

While this rider is in effect, any deferred sales charge that would otherwise apply will be waived.

Rider Charge

The Annual Rider Charge will not change for the life of the rider. Beginning three months after the Rider Effective Date, and every three months thereafter, an amount equal to one quarter of the Annual Rider Charge will be multiplied by the Contract Value and deducted on a proportional basis from Contract Values allocated to the Variable Account, Guaranteed Interest Accounts, and any Indexed Accounts.

Rider Termination

The rider will automatically terminate at the earliest of:

(a)	the payment of all death benefits available under the contract and/or any attached riders; or

(b)	termination or surrender of the contract; or

(c)	the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

(d)	the Contract Value equals zero; or

(e)	the date of an ownership change or assignment under the contract unless:

•

the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

•	the assignment is for the purposes of effectuating a 1035 exchange of the contract.

ICC19-70509	Minnesota Life 1

Upon termination of this rider, the benefits and charges within this rider will terminate. We reserve the right to deduct a proportionate amount of the rider charge upon termination of this rider or surrender of the contract.

The rider cannot be terminated prior to the earliest of the above dates.

GARY R. CHRISTENSEN	CHRISTOPHER M. HILGER
Secretary	President

ICC19-70509	Minnesota Life 2